UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2020

STOREN TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11240

Delaware
(State or other jurisdiction of incorporation or organization)

25 Health Sciences Drive Stony Brook, NY 11790 (Address of principal executive offices)

631-686-4009

Registrant’s telephone number, including area code

36-4855792

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “StorEn Technologies” “we,” or “the company” refers to StorEn Technologies Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2020 (the “2020 Interim Period”), and the six-month period ended June 30, 2019 (the “2019 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on January 3, 2017, and our headquarters are located in Stony Brook, New York. We design, manufacture, market and sell innovative vanadium flow batteries.

Results of Operation

Revenue and Cost of Goods Sold

For the 2020 Interim Period we generated $100,000 in revenue through the sale of one vanadium flow battery unit. Our costs of goods sold was $92,646, resulting in gross profit of $7,354. For the 2019 Interim Period, we had no revenue.

Operating Expenses

Our operating expenses consist of, salaries and wages, professional fees, selling and marketing expenses, general and administrative expenses, rent, and research and development expenses. For the 2020 Interim Period, our operating expenses were $348,675, including, $199,323 in salaries and wages, $84,903 in professional fees, $38,590 in selling and marketing expenses, $25,459 in general and administrative expenses, $400 in rent, and $0 in research and development expenses. For the 2019 Interim Period, our operating expenses were $166,280, including, $104,604 in salaries and wages, $20,106 in professional fees, $11,307 in selling and marketing expenses, $20,270 in general and administrative expenses, $600 in rent and $9,393 in research and development expenses. The increase in operating expenses during Interim 2020, is primarily the result of increased salaries and wages and professional fees related to the design and development of our batteries.

Net Operating Loss

Our net operating loss for the 2020 Interim Period, was $341,321, compared to $166,280 for the 2019 Interim Period.

Other Expenses

For the 2020 Interim Period, we had $189 in state and local taxes and $4,911 in interest expenses, and $22,716 in grant income. For the 2019 Interim Period, we had $480 in state and local taxes and $5,539 in interest expenses.

Net Loss

Our net loss for the 2020 Interim Period, was $323,705, compared to $172,299 for the 2019 Interim Period.

Liquidity and Capital Resources

Since our inception, we have raised over $2.1 million through various securities offerings and stockholder loans, which we have used for operations, including, $1,052,843 from a Regulation CF offering we closed in March 2020, and $641,344 from a Regulation CF offering we closed in January 2019. As of June 30, 2020, we had $108,131 in cash, compared to $9,187 as of June 30, 2019. The fluctuations in cash between these periods, primarily resulted from our fund raising efforts during the applicable periods.

In 2019, the New York State Energy Research and Development Authority awarded us $199,866 in connection with a research and development project for the validation of innovative ion-exchange membranes for vanadium flow batteries, being conducted by us, Rensselaer Polytechnic Institute and University of Illinois in Chicago, of which approximately $100,000 shall be used to pay Rensselaer and University of Illinois.

As of June 30, 2020, we had total outstanding current liabilities of $308,825, which consists of accrued salaries. As of June 30, 2019, we had total outstanding current liabilities of $378,292, consisting of $303,292 in accrued salaries, and $75,000 in unearned revenue, related to the sale of the vanadium flow battery unit for which we received payment during the 2020 Interim Period.

As of October 1, 2020, and excluding the proceeds of our pending Regulation A+ offering, we have sufficient operating capital for approximately one month.

We will incur significant additional costs in finalizing the development of our products, and in production, marketing and sales, and intend to continue to fund our operations through funds received from this offering. We may also engage in additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We currently have two outstanding loans due to one of our officers, in the aggregate principal amounts of $32,843 and $21,000, which loans were extended in July 2019 and October 2019, respectively. The loans accrued interest at a rate of 15% per annum through November 30, 2019, and thereafter, commenced accruing interest at a rate of 20% per annum. The principal amount of each loan, and all interest that accrues thereon, is due and payable on December 31, 2020. We have an outstanding Convertible Promissory Note issued in March 2019, to Accelerate New York Seed Fund, in the principal amount of $100,000, which accrues interest at 6% per annum, and matures in March 2021.

Plan of Operations

Throughout the end of 2020 and the first two quarters of 2021, we intend to continue to focus on the industrialization and commercialization of our residential batteries and research and development for additional products. The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $1,550,000 in addition to our current cash on hand, to complete.

Estimated Start Date	Task	Estimated Cost
Q4 2020	• Expand management, sales and engineering teams. • Complete TitanStack™ design.	• $180,000 • $100,000
Q1 2021	• Open facility in US and commence limited manufacturing. • Open pilot manufacturing plant in Australia.	• $375,000 • $500,000
Q2 2021	• Commence testing of TitanStack™ for grid scale application. • Commence full scale commercial production.	• $100,000 • $300,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

Item 4. Exhibits

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Certificate of Incorporation(2)
2.2	Bylaws(3)
4.1	Form of Subscription Agreement(4)
6.1	StartEngine Secure Services Agreement(5)
6.2	Employment Agreement with Carlo Brovero (6)
6.3	Employment Agreement with Angelo D’Anzi (7)
6.4	Distribution Agreement with Arco Fuel Cells S.r.l.(8)
6.5	Multicom Memorandum of Understanding(9)
8.1	Escrow Services Agreement(10)

(1)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex1-1.htm)
(2)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-1.htm)
(3)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-2.htm)
(4)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920090886/tm2022587d4_ex4-1.htm)
(5)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-1.htm)

(6)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-2.htm)
(7)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-3.htm)
(8)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-4.htm)
(9)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-5.htm)
(10)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,(https://www.sec.gov/Archives/edgar/data/1720258/000110465920086479/tm2022587d2_ex8-1.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 30, 2020.

STOREN TECHNOLOGIES INC.

By	/s/ Carlo Brovero
Carlo Brovero, Chief Executive Officer,
Principal Executive Officer and Director
Date: September 30, 2020

/s/ Angelo D’Anzi
Angelo D’Anzi, Chief Financial Officer,
Principal Financial Officer, Principal Accounting Officer and Director

Date: September 30, 2020

STOREN TECHNOLOGIES, INC.

Unaudited Financial Statements For The Six-Month Periods Ended June 30, 2020 and 2019

STOREN TECHNOLOGIES, INC.

BALANCE SHEET

JUNE 30, 2020 AND DECEMBER 31, 2019

	June 30, 2020	June 30, 2019
ASSETS

CURRENT ASSETS
Cash	$108,131	$9,187
Inventory	-	58,511
Accounts Receivable	22,716	-

TOTAL CURRENT ASSETS	130,847	67,698

NON-CURRENT ASSETS
Equity Investment	110,890	-
Equipment	22,716	-
TOTAL NON-CURRENT ASSETS	133,606	-

TOTAL ASSETS	264,453	67,698

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	308,825	303,292
Unearned Revenue	-	75,000

TOTAL CURRENT LIABILITIES	308,825	378,292

NON-CURRENT LIABILITIES
Related Party Loan	60,586	9,800
Convertible Note Payable	100,000	100,000

TOTAL LIABILITIES	469,411	488,092

SHAREHOLDERS' EQUITY
Common Stock (10,000,000 shares authorized; 6,728,268 issued; $.00001 par value)	67	68
Additional Paid in Capital	1,649,776	659,790
Retained Earnings (Deficit)	(1,854,801)	(1,080,252)
TOTAL SHAREHOLDERS' EQUITY	(204,958)	(420,394)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$264,453	$67,698

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

	2020	2019
Operating Income
Sales, Net	$100,000	$-
Cost of Goods Sold	(92,646)	-

Gross Profit	7,354	-

Operating Expense
Salaries & Wages	199,323	104,604
Professional Fees	84,903	20,106
Selling & Marketing	38,590	11,307
General & Administrative	25,459	20,270
Rent	400	600
Research & Development	-	9,393
	348,675	166,280

Net Income from Operations	(341,321)	(166,280)

Other Income (Expense)
Interest Expense	(4,911)	(5,539)
Tax Expense	(189)	(480)
Grant Income	22,716	-

Net Income	$(323,705)	$(172,299)

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

	2020	2019

Cash Flows From Operating Activities
Net Income (Loss) For The Period	$(323,705)	$(172,299)
Change in Inventory	85,787	(58,511)
Change Accounts Receivable	(22,716)	-
Change in Accounts Payable	(38,364)	(1,036)
Change Unearned Revenue	(75,000)	75,000

Net Cash Flows From Operating Activities	(373,998)	(156,846)

Cash Flows From Investing Activities
Purchase of Equipment	(22,716)	-
Change in Investment	(110,890)	-

Net Cash Flows From Investing Activities	(133,606)	-

Cash Flows From Financing Activities
Issuance of Common Stock	390,398	88,448
Issuance of Convertible Notes	-	100,000
Change in Related Party Loan	(50,000)	(25,658)

Net Cash Flows From Investing Activities	340,398	162,790

Cash at Beginning of Period	275,338	3,243
Net Increase (Decrease) In Cash	(167,206)	5,944
Cash at End of Period	$108,131	$9,187

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

	Common Stock		Preferred Stock		e		Total Shareholders'
	Number	Amount	Number	Amount	in Capital	Retained Earnings	Equity
Balance at December 31, 2018	6,631,342	$66		$-	$571,343	$(907,953)	$(336,544)

Issuance of Stock	135,000	1		-	88,447		88,449

Net Income						(172,29)	(172,299)

Balance at June 30, 2019	6,766,342	$68		$-	$659,790	$(1,080,252)	$(420,394)

	Common Stock		Preferred Stock		Additional Paid		Total Shareholders'
	Number	Amount	Number	Amount	in Capital	Retained Earnings	Equity
Balance at December 31, 2019	6,710,471	67			1,259,380	(1,531,095)	(271,649)

Issuance of Stock	92,797	1			390,397		390,398

Relinquishment of Stock	(75,000)	(1)					(1)

Net Income						(323,70)	(323,706)

Balance at June 30, 2020	6,728,268	$67	-	$-	$1,649,776	$(1,854,801)	$(204,958)

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (REVIEWED)

UNAUDITED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

StorEn Technologies, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded substantial net operating losses during the years ended December 31, 2019 and 2018, while it developed, patented and demonstrated its propriety technology.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently engaged in a second equity crowdfund. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company has an agreement with a foreign supplier to provide Vanadium, a rare Earth element, for use in manufacturing the Company’s batteries at a pre-determined price. The Company’s access to Vanadium may be limited by the supply available in the marketplace, by shipping difficulties, or other such risks.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Finished products, work in process, and raw materials inventories are carried at the lower of cost or market. Direct labor and overhead have been excluded because the Company does not have a formal tracking system for such costs.

Equity Investment

The Company currently has an investment for 1.11% ownership in Arco Fuel Cells S.r.l (“the Investment”). This account is reflected on a cost basis. Due to the fact the investment is in a small company, a fair value estimate is not practical and the Company did not determine whether this investment should be impaired.

Angelo D’Anzi is majority shareholder of both the Company and the Investment. The Company also issued 26,410 common shares to the Investment in exchange for total cash proceeds of $110,922.

Fixed Assets

As of June 30, 2020, the Company possessed a de minimis amount of test equipment, tools, and furniture for use in developing its products. The cost to obtain the equipment was expensed in the period incurred.

Equipment

During 2020, the Company made advance payments for test equipment. Once the equipment is received, the Company will depreciate the asset over management’s estimate of its useful life.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s main business is producing and distributing Vanadium Flow batteries.

Sales Contract

The Company currently has a sales contract (“the Contract”) for construction of three vanadium batteries for $500,000.

The Contract also requires the Company to issue 125,000 shares of common stock on a pro rata basis as the Contract is complete. The common stock will be issued at par value, $.00001.

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

During 2020, the Company delivered the first battery and recognized the sales and cost of goods sold. The first 25,000 common shares were issued to the party.

Research Grant

The Company was awarded a grant from the New York State Energy Research and Development Authority (“the Grantor”) to finance testing of new membranes for flow batteries. To perform the task, the Company will purchase test equipment. Advance payments for the equipment have been included on the balance sheet. The Company has recognized a receivable to reflect the reimbursement and included the grant income on the income statement.

The Company’s obligation is to test the member and deliver the results to the Grantor.

Rent

The Company occupies shared office space under a bundled agreement with Stony Brook University’s Clean Energy Business Incubator Program. The Company considers the lease arrangement to have terms substantially similar to a month-to-month operating lease. There are no future minimum payments due under the agreement.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2019 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company is subject to income tax filing requirements in the State of New York.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

During 2019, the Company issued a convertible note in exchange for $50,000 (“the Note”). The Note accrues interest at the rate of 15%. In the event of default, the Note is convertible to Common Stock in the Company at a price of $.40 per share. The Note was issued to Philip Palmedo, a member of the Company’s Advisory Board. The Note was subsequently repaid in January 2020.

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

During 2019, the Company issued a note payable in exchange for $53,842 (“the Note”). The Note accrues interest at the rate of 15%. The Note was issued to Gabriele Colombo, a member of the Company’s management team.

During 2019, the Company issued a convertible note in exchange for $100,000 (“the Note”) to Accelerate New York Seed Fund, an early stage investor supporting technology-based companies located in downstate New York. The Note accrues no interest and matures two years from issuance. The Note shall convert under certain predefined conditions such as a Next Equity Financing Event, a Maturity Conversion, a Corporate Transaction, or an Initial Public Offering.

NOTE E- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company incurred expenses related to materials and inventory of approximately $24,554 from ER-GE, a company owned by the Company’s Chief Technology Officer, Angelo D'Anzi.

NOTE F- EQUITY

The Company’s articles of incorporation authorized 10,000,000 shares of $0.00001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Common Stock	6,728,268

In 2020, the Company issued 92,797 common shares total cash proceeds of $390,397.

During 2020, a member of the Company’s board resigned and relinquished 75,000 common stock.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option- pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 29, 2020 the date that the financial statements were available to be issued.